NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of our reply to the letter of the Philippine Stock Exchange dated July 18, 2011, which we also filed with the Philippine Securities and Exchange Commission.	5

Exhibit 1

July 18, 2011

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated July 18, 2011 to the Philippine Stock Exchange, Inc. (PSE) in response to PSE’s letter dated July 18, 2011 requesting for clarification and/or confirmation on the news article entitled “PLDT asks SC to reconsider ruling on foreign ownership in public utilities” posted in philSTAR.com on July 17, 2011.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 18, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553; 816-8556

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (PSE) dated July 18, 2011 in response to PSE’s letter dated July 18, 2011 requesting for clarification and/or confirmation on the news article entitled “PLDT asks SC to reconsider ruling on foreign ownership in public utilities” posted in philSTAR.com on July 17, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 18, 2011

Exhibit 1

July 18, 2011

The Philippine Stock Exchange
3rd Floor Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department
Ms. Kristina S. Wy Specialist, Disclosure Department

Dear Sirs and Mesdames:

We refer to your letter dated July 18, 2011 requesting for clarification and/or confirmation on the news article entitled “PLDT asks SC to reconsider ruling on foreign ownership in public utilities” posted in philSTAR.com on July 17, 2011. The article reported in part that:

“Philippine Long Distance Telephone Co. (PLDT) has filed a motion with the Supreme Court for the reconsideration of a recent ruling on the determination of the degree of foreign ownership in public utilities, a legal issue that has remained unresolved for the last 75 years, and ordering the Securities and Exchange Commission (SEC) to determine whether or not PLDT complied with the constitutional limit on foreign equity.

PLDT chairman Manuel V. Pangilinan told The STAR on the sidelines of the unveiling of the new One Meralco Foundation that they have filed the motion for reconsideration Friday afternoon.”

We advise that PLDT has not filed a motion for reconsideration of the Supreme Court’s decision in Gamboa vs. Teves, et al. (the “Gamboa case”).

PLDT has never been impleaded and has never been a party to the Gamboa case. As such, it has never participated in that case and is not bound by the decision or any other orders issued in that case. So it does not need to file any motion for reconsideration and will not do so.

Exhibit 1

PLDT’s not filing a motion for reconsideration does not mean it accepts the correctness or validity of the decision. Precisely because PLDT is not a party to the case, it does not have to accept or reject the decision.

PLDT is entitled to its constitutional rights to due process and, therefore, it will defend itself against and vigorously resist any unlawful and improper attempts to enforce any decisions or orders issued in any proceeding, like the Gamboa case, where it is not a party and has not been given a chance to defend itself.

Mr. Manuel V. Pangilinan, the Chairman of our Board, and Mr. Napoleon L. Nazareno, our President & CEO, who have been impleaded as individual respondents in the Gamboa case, have informed PLDT that each has filed, through their respective legal counsels, a motion for reconsideration of the Supreme Court decision.

Thank you.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 18, 2011